UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities

Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the

Securities Exchange Act of 1934.

Commission File Number 000-50885

QUANTA CAPITAL HOLDINGS LTD.

(Exact name of registrant as specified in its charter)

1 Victoria Street
Second Floor
Hamilton HM 11 Bermuda

(441)294-6350

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

10.25% Series A Preferred Shares, par value $0.01 per share

(Title of each class of securities covered by this Form)

Common Shares, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a)

or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)

[X]

Rule 12h-3(b)(1)(i)

[X]

Rule 12g-4(a)(1)(ii)

[   ]

Rule 12h-3(b)(1)(ii)

[   ]

Rule 12g-4(a)(2)(i)

[   ]

Rule 12h-3(b)(2)(i)

[   ]

Rule 12g-4(a)(2)(ii)

[   ]

Rule 12h-3(b)(2)(ii)

[   ]

Rule 15d-6

[   ]

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, Quanta Capital Holdings Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QUANTA CAPITAL HOLDINGS LTD.

DATE:  September 25, 2007

BY:   /s/ Peter D. Johnson

NAME:

Peter D. Johnson

TITLE:

President and Chief Executive Officer